NEWS RELEASE

EMX ROYALTY ACQUIRES SHARES OF NORRA METALS CORP.

Vancouver, British Columbia, June 22, 2022 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") has acquired ownership of 7,924,106 common shares (representing 7.25% of the outstanding shares) of Norra Metals Corp. (TSX-V: NORA) of Vancouver, BC. The acquisition was made pursuant to a property sale agreement with Norra executed in December 2018.

Prior to the acquisition, EMX owned 5,771,000 common shares (representing 5.69% of Norra's outstanding common shares). EMX now has ownership of and control over 13,695,106 common shares of Norra (representing 12.53% of Norra's outstanding common shares).

The shares were acquired on June 15, 2022, under the prospectus exemption set out in section 2.13 [Petroleum, natural gas and mining properties] of National Instrument 45-106 Prospectus Exemptions of the Canadian Securities Administrators.

Presently, EMX does not have any intention of acquiring any further securities of Norra.

EMX will file an Early Warning Report with the British Columbia and Alberta Securities Commissions in respect of the acquisition. Copies of the Report may be obtained from SEDAR (www.sedar.com) or without charge from EMX's Corporate Secretary, Rocio Echegaray (604-688-6390).

About EMX.  EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol "EMX", and also trade on the Frankfurt exchange under the symbol "6E9". Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 IBelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada

Tel:  (604) 688-6390  Fax:  (604) 688-1157

www.EMXroyalty.com